Exhibit (a)(1)(H)

Stoke Therapeutics Stock Option Exchange Program

November 2023

© Copyright 2023 Stoke Therapeutics

Agenda • Introductions and Overview • The Basics • How an Option Exchange Works • Eligibility • RSU Terms • Considering Your Choice • Important Disclaimers • Q&A © Copyright 2023 Stoke Therapeutics 2

Quick Intro • John Hammond, CEP FGE | Aon Rewards Solutions • 20 + years in stock plan industry • 30 years in employee financial space • 100% focused on employee education – lead Rewards communication practice © Copyright 2023 Stoke Therapeutics 3

Option Exchange Program Overview • Equity is an important component of your Total Rewards package at Stoke • Many stock options granted to date are “underwater” • That means the exercise price is lower than the current stock price • You are our most important asset - Significantly underwater stock options may not effectively incentivize, motivate and reward you • The Option Exchange Program is an opportunity to trade underwater stock options for restricted stock units (RSUs) that will be approximately equal to the current fair value of the exchanged stock options. • Applies to stock options that have an exercise price at or above the 52-week high trading price as of the launch of the tender offer • New RSUs grants will have a new vesting schedule • You decide whether to keep or exchange your stock options © Copyright 2023 Stoke Therapeutics 4

The Basics Understanding Types of Equity © © C Co op pyr yrigh ight t 2023 2023 S Sto toke ke T Th he er ra ap pe eu utic tics s 5 5

What is a Stock Option? Definition: A stock option is an option to purchase stock in the future “Option price, exercise price, grant price and strike price – mean the same thing – they all refer to the price you pay for the option.” Vesting: The time it takes to Exercise Price: The Value: The value is price is set at the earn the right to exercise the increase in stock grant date and is the price above the ◆ Time and continued service share price at that Exercise Price time Expiration: 10 years from Taxation: Taxes are Exercise: The process grant date calculated on the gain of turning your stock realized upon exercise, options into shares ◆ The last day you can for non-qualified stock exercise your option options ◆ Taxable event © Copyright 2023 Stoke Therapeutics 6

What is a Restricted Stock Unit? Definition: An award that represents shares of Stoke stock. Because RSUs do not have a fixed exercise price like stock options, they can never go under water. Price: Full-value shares. Value: The value is Vesting: The process of turning There is no price you the full value of Stoke units into shares pay as a recipient Therapeutics stock ◆ Time and continued service Release: Shares vest Taxation: Taxable Expiration: Doesn’t apply. automatically. There is at vest Unvested RSUs cancel if no exercise or decision you leave the company, but to purchase. You own all vested shares are yours them at vest. to keep. © Copyright 2023 Stoke Therapeutics 7

Examples: Stock Options vs. RSUs Ethan has a grant of 500 stock Ellie has a grant of 200 options with a $15 exercise RSUs. What does this price. What does this mean? mean? • He has the right to purchase up to 500 shares of common stock at $15 • She will receive 200 shares of common stock at the current stock price, once the RSUs are vested each, once the stock options are vested • Once vested, the RSUs convert to shares of stock and • This right ends on the grant expiration date (or when he leaves the company), depending on conditions of termination. will belong to Ellie • To exercise all 500 vested stock options, he would pay $7,500 (500 x • For example, if the stock is trading at $25 when the $15) RSUs vest, the grant will be valued at $5,000 (200 x $25) at that time • Stock options are valuable if the actual share price surpasses the exercise price• Ellie may sell or hold onto the stock • For example, if Ethan sells the shares when the stock is trading at $25 • Taxes are due at vest (on stock price at vest) and (a $10 increase per share), his gain would be $5,000 (500 x $10) when sold (on investment gain) • Taxes are due at exercise (on the difference between the stock price at exercise and the exercise price) and when sold (on investment gain) **The above example assume the stock options are Non-Qualified © Copyright 2023 Stoke Therapeutics 8

How an Option Exchange Works Offer to Exchange Stock Options for RSUs © © C Co op pyr yrigh ight t 2023 2023 S Sto toke ke T Th he er ra ap pe eu utic tics s 9 9

How an Option Exchange Works • Opportunity to exchange existing underwater stock options for restricted stock units (RSUs) • Eligible employees and eligible stock options • Not required – you can retain all or some of your existing option grants • No one right answer – each person’s situation and personal preference is unique • An underwater stock option is a stock option with an exercise price above the current trading price of the stock • Yes – underwater stock options have ‘value’ because the stock may rebound above the exercise price • The replacement RSUs are worth the full value of a share of stock • Will result in change of terms and fewer RSUs • One RSU becomes one share of stock at vesting • Vesting on new RSU grants will begin on the new grant date • 100% after one year for vested exchanged stock options • 50% after one year, 50% after two years for unvested exchanged stock options • The option exchange ratio is set up front • Exchange ratios were finalized as of the start of the tender offer based on the stock price at that time • Different exercise prices have different exchange ratios • Overall, the exchange is intended to be value-neutral rather than deliver less value or create a financial windfall © Copyright 2023 Stoke Therapeutics 10

How an Option Exchange Works • The offer to exchange is managed through a formal process called a “tender offer” • Offer is open from November 2 – December 1 • All elections must be made by 11:59 pm ET on December 1, 2023 Dec • If you choose to exchange • When the tender offer is completed, your original grant is canceled, and you receive the new grant 1 • New grant(s) will be granted on or around December 1, 2023 • First vesting opportunity is December 1, 2024 • If you do not elect to exchange • Your original option award will remain with its original terms and conditions; except any ISO stock option will have its holding periods reset • Important: You can change your election as often as you want until the tender period closes. When it closes, your decision is locked. There will be no exceptions. © Copyright 2023 Stoke Therapeutics 11

Option Exchange Materials • Offer to Exchange Eligible Stock Options for New Restricted Stock Units document • Your Stoke Therapeutics Option Exchange Program FAQ • Education sessions (recording will be available) nd • November 2 th • November 8 • Educational videos: • Stoke Therapeutics Option Exchange Program Overview • Option Exchange Example • The Tender Offering © Copyright 2023 Stoke Therapeutics 12

Eligibility © © C Co op pyr yrigh ight t 2023 2023 S Sto toke ke T Th he er ra ap pe eu utic tics s 13 13

Eligible Employees Who Can Exchange Stock Options? • Eligible participants • Active employees • Including employees on leaves of absence • Ineligible participants • Employees who resign or receive a notice of termination prior to the end of offer period • Non-employees, such as consultants, advisors and contractors • Non-employee board members © Copyright 2023 Stoke Therapeutics 14

Eligible Stock Options Outstanding as of Has an exercise Held by an the beginning price equal to or Granted under eligible employee and end of the great than the the 2014 Plan or tender offer 52-week high 2019 Plan © Copyright 2023 Stoke Therapeutics 15

RSU Terms © © C Co op pyr yrigh ight t 2023 2023 S Sto toke ke T Th he er ra ap pe eu utic tics s 16 16

New RSU Terms Exchange ratio depends on stock price at the start of the tender offer. You will see the ratio for each of your stock options on the Option Exchange website. All RSUs will be considered unvested on the date of grant. Even if the stock options you exchanged were vested. Anticipated annual vest dates December 1, 2024 AND December 1, 2025 RSU vesting Depends if exchanged stock options were vested or unvested at the time of the exchange. 100% after 1 year OR 50% after 1 year and 50% after 2 years Shares taxable on vesting date By default, E*TRADE will sell the shares needed to cover estimated tax withholding © Copyright 2023 Stoke Therapeutics 17

Ratios and Examples EXAMPLE 1 Exchange Ratio Eligible Option (Surrendered Eligible Current: Exercise Price Range Stock Options: RSUs)* 960 eligible stock options at $20 exercise price $14.00 to $29.99 3.20 for 1 Offer to Exchange: $30.00 to $39.99 5.30 for 1 Would receive 300 RSUs $40.00 to $49.99 7.50 for 1 (960 ÷ 3.20 = 300) $50.00 to $59.99 7.70 for 1 EXAMPLE 2 $60.00 and Above 7.75 for 1 Current: 1,200 eligible stock options *Ratios in your tender offer document at $42 exercise price Offer to Exchange: Why are there different exchange ratios? Would receive 160 RSUs If the stock is trading at $2, an option with a $10 price is worth more than an option with a $20 price. (1,200 ÷ 7.50 = 160) © Copyright 2023 Stoke Therapeutics 18

RSU Tax Basics Taxes happen when you make money Vest Sale ▪ Normal wages▪ Capital gains/losses • Stoke Therapeutics withholds U.S. taxes▪ RSUs: Stock price change since vesting ▪ Stock options: Stock price change ▪ General taxation since exercise • RSUs taxed at vest/release • NQ stock options taxed at exercise▪ Cost basis • ISO stock options taxed at sale• When you sell stock – pay attention to • Income and social tax cost basis reporting on your taxes the next year ▪ RSU big difference – Unlike stock options, • You don’t want to overpay taxes you don’t control tax timing *You are encouraged to consult your personal legal counsel, accountant, financial, and/or tax advisor(s) as you deem appropriate if you have questions about your financial or tax situation as it relates to this stock option exchange. © Copyright 2023 Stoke Therapeutics 19

Exchange Example Elizabeth is an eligible employee with two eligible option grants. How many RSUs would she receive? • Grant 1: 960 outstanding stock options, all are unvested $20 exercise price • Grant 2: 1,200 outstanding stock options, 1,050 are vested, 150 are unvested $42 exercise price • Grant 1: • Could be exchanged for 300 RSUs (960 ÷ 3.20) • All RSUs would be unvested as of the new RSU grant date st • 150 RSUs (50%) would vest on the 1 anniversary of the grant date nd • 150 RSUs (50%) would vest on the 2 anniversary of the grant date • Grant 2: Elizabeth will owe ordinary income taxes • Could be exchanged for 160 RSUs (1,200 ÷ 7.50) on the value of the shares when they vest. E*TRADE will automatically sell some • All RSUs would be unvested as of the new RSU grant date st shares to cover the estimated taxes. • 140 RSUs would vest on 1 anniversary of the grant date • 120 RSUs, converted from 1,050 stock options exchanged • 20 RSUs, 50% of 40 RSUs converted from 150 unvested exchanged stock options nd • 20 RSUs would vest on 2 anniversary of the grant date • 50% of 40 RSUs converted from 150 unvested exchanged stock options Alternatively, Elizabeth may choose to exchange one grant and not the other. Or she may choose to keep her stock options and not participate in the exchange. © Copyright 2023 Stoke Therapeutics 20

Timeline for Exchange Grant Date December 1 Closes December 1, 2023 at 11:59 pm (EST) December E*TRADE System updates with new grant paperwork *Dates are subject to change if offer period is extended © Copyright 2023 Stoke Therapeutics 21

Process • You will receive an email with account registration details on November 2 • From Aon (awardchoice@aon.com) • You’ll click the URL – use the provided code and register with your @StokeTherapeutics.com email address only • Aon can only validate your account when @stoketherapeutics.com email is used • You will get an authentication e-mail to confirm your account • You can go into the site as often as you want and change your ‘current’ election until it closes • Each time an update is made on the website you will receive a confirmation email from awardchoice@aon.com with your current election • Your election is locked at the time the offer expires, December 1, 2023 at 11:59pm ET • You will be notified of your new award details when delivered via E*TRADE © Copyright 2023 Stoke Therapeutics 22

Considering Your Choice © © C Co op pyr yrigh ight t 2023 2023 S Sto toke ke T Th he er ra ap pe eu utic tics s 23 23

Consider Your Choice • You can keep your current stock options or exchange them for RSUs • There is a breakeven point you may want to examine for each of your grants • For example: Eligible Option Original Stock Eligible Option RSUs Original Options RSUs Exercise Price Range Options Exercise Price Range Grant Price $20 -- Grant Price $20 -- Your Awards 704 stock options 220 RSUs Your Awards 704 stock options 220 RSUs Future STOK Stock Price $10 $10 Future STOK Stock Price $29.09 $29.09 Value -- $2,200 Value $6,400 $6,400 At a Stoke Therapeutics stock price of $10, the original stock options Stoke Therapeutics’ stock price would need to be $29.09 for your are still underwater and do not have any realizable value, however original stock options granted at $20.00 to break even with the value the RSUs are now worth $2,200. of your new exchanged RSUs. © Copyright 2023 Stoke Therapeutics 24

Important Disclaimers Stoke Therapeutics cannot advise you on what to do – this is a financial decision that is entirely yours • A tender offer is regulated by the SEC and there are strict guidelines • If you ask for advice, we are required to say ‘read through your materials’ / ‘talk to your advisor’ • If you have questions, email ExchangeQuestions@stoketherapeutics.com You must complete your tender offer on time • By 11:59 pm ET on December 1, 2023 • You will receive an e-mail confirmation with your elections – keep it for documentation • This is a one-time event and is only 20 business days long – schedule time for yourself now to review the materials © Copyright 2023 Stoke Therapeutics 25

Q&A Send all questions to ExchangeQuestions@stoketherapeutics.com © Copyright 2023 Stoke Therapeutics 26

Q&A Q: How were the exchange ratios determined? A: Eligible stock options were valued using a model that takes into account many variables and estimates, such as our current stock price, the volatility of the price of our common stock, and the remaining term of an eligible stock option. We used those values to establish exchange ratios that will result in RSU grants with an aggregate fair value approximately equal to the aggregate fair value of the stock options they replace. Overall, the exchange is not intended to deliver less value or create a financial windfall. Q: How do I know the exercise price(s) of my eligible option(s)? A: If you are an eligible employee, you have been sent a link to register and log into the Option Exchange website. This website will list all eligible option grants, including their respective grant prices. You may also view your grants in your E*TRADE account. Q: I have more than one eligible grant. If I decide to participate, do I need to exchange all of them? A: No. The election is made on a grant-by-grant basis. If you hold more than one eligible option grant and elect to participate in the exchange offer, you may exchange as few or as many of your eligible option grants as you wish. Q: Can I split up a grant and only exchange a portion of it? A: No. You must tender all of the outstanding shares underlying any selected eligible option grant. Q: Am I required to exchange my stock options for RSUs? A: No, you are not required to participate in this option exchange program. You have the choice to either keep your current stock options as is with their current conditions or to exchange them for RSUs. We encourage you to read the Offer to Exchange document carefully and to speak to your personal financial and tax advisors if you want help deciding what to do. Q: What happens if I participate in the exchange and then leave the company? A: If you tender stock options in the exchange and leave the company before the first vesting date, you will forfeit the grant, since no shares will be vested. © Copyright 2023 Stoke Therapeutics 27

Copyright Stoke Therapeutics, Inc. Not for publication or distribution © Copyright 2023 Stoke Therapeutics 28